10029457

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:.........3235-0123
Expires:........February 28, 2010
Estimated average burden hours per response........... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill — 410-537-5414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Deborah L. Gallagher
Notary Public
Howard County
Maryland
My Commission Expires 2/28/2013

David M. Churchill

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

February 26, 2010

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2009 and 2008

(In thousands)

Assets		2009	2008
Cash and cash equivalents	$	2,617	2,976
Receivable from clearing organization		837	1,153
Receivable from Brown Investment Advisory & Trust Company (note 7)		10	—
Prepaid expenses and other assets		332	485
Investment securities at market value, cost of $133 in 2009 and $624 in 2008 (note 3)		139	624
Deferred tax asset (note 9)		547	528
Deposits with clearing organization (note 4)		104	104
	$	4,586	5,870
Liabilities and Member's Equity			
Accrued compensation	$	705	927
Payable to clearing organization		50	79
Payable to Brown Investment Advisory & Trust Company (note 7)		—	1,142
Accrued expenses and other payables		50	143
Total liabilities		805	2,291
Member's equity		3,781	3,579
	$	4,586	5,870

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2009 and 2008

(In thousands)

		2009	2008
Revenues:			
Asset based fees (note 10)	$	12,009	18,121
Commissions		5,068	5,479
Interest		298	508
Investment income, including realized and unrealized gains of $9 and $6 in 2009 and 2008, respectively		17	101
		17,392	24,209
Operating expenses:			
Employee compensation and benefits		13,398	17,675
Service bureau		584	738
Occupancy and equipment		559	643
Promotional and travel		155	209
Communications		167	201
Other		1,192	1,294
		16,055	20,760
Income before income taxes		1,337	3,449
Income tax expense (note 9)		585	1,423
Net income	$	752	2,026

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2009 and 2008

(In thousands)

		Capital contributions (distributions)	Cumulative (deficit) earnings	Total member's equity
Balance at December 31, 2007	$	6,609	(2,556)	4,053
Distributions to member		(2,500)	—	(2,500)
Net income		—	2,026	2,026
Balance at December 31, 2008		4,109	(530)	3,579
Distributions to member		(550)	—	(550)
Net income		—	752	752
Balance at December 31, 2009	$	3,559	222	3,781

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2009 and 2008

(In thousands)

		2009	2008
Cash flows from operating activities:			
Net income	$	752	2,026
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Realized and unrealized gains on investment securities		(9)	(6)
Changes in operating assets and liabilities:			
Receivable from/payable to clearing organization		287	233
Prepaid expenses and other assets		153	(37)
Deferred tax asset		(19)	(183)
Deposits with clearing organization		—	(1)
Accrued compensation		(222)	(588)
Due to/from Brown Investment Advisory & Trust Company, net		(1,152)	907
Accrued expenses and other payables		(93)	(18)
Net cash provided by (used in) operating activities		(303)	2,333
Cash flows from investing activities:			
Purchases of investment securities		(7)	(27)
Proceeds from sale of investment securities		501	500
Net cash provided by investing activities		494	473
Cash flows used by financing activity:			
Distributions to member		(550)	(2,500)
Net increase (decrease) in cash and cash equivalents		(359)	306
Cash and cash equivalents at beginning of year		2,976	2,670
Cash and cash equivalents at end of year	$	2,617	2,976

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities Exchange Act of 1934. The Company's sole member is Brown Advisory Holdings Incorporated (Holdings). The Company is a member of the Financial Industry Regulatory Authority.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost which approximates market value.

(d) Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, included in FASB ASC Subtopic 740-10, *Income Taxes – Overall*, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FASB Interpretation No. 48,

(Continued)

the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FASB Interpretation No. 48 did not have a material impact on the financial statements.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in other expense.

(e) ***Investments***

Marketable securities are stated at market value based on quoted market information.

(f) ***Stock-Based Compensation***

The cost of employee services received in exchange for stock compensation is measured based on the grant-date fair value of the employee stock options. The Company recognizes compensation costs, based on grant-date fair value, for new grants of share-based awards and the remaining portion of the fair value of the unvested awards as of January 1, 2006. Share-based compensation costs included in net income amounted to $401,000 and $372,000 for the years ended December 31, 2009 and 2008, respectively.

(g) ***Fair Value Measurements***

The Company measures fair values in accordance with the provisions of FASB Statement No. 157, *Fair Value Measurements* (Statement 157), included in ASC Topic 820, *Fair Value Measurements and Disclosures.* Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's investments are valued based on quoted market prices in active markets (Level 1 inputs). The adoption of Statement 157 did not have an impact on the fair value of the Company's investments at December 31, 2009.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(Continued)

(3) Investment Securities

Investment securities at market value of $139,000 and $624,000 as of December 31, 2009 and 2008, respectively, consisted of a mutual fund.

(4) Deposits with Clearing Organization

Deposits with clearing organization consisted primarily of money market funds at December 31, 2009 and 2008.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule at December 31, 2009 and 2008, respectively. This rule also requires that the Company maintain net capital of the greater of $250,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2009 and 2008 is as follows (in thousands):

		2009	2008
Aggregate indebtedness	$	805	2,291
Net capital – total member's equity		3,781	3,579
Deductions/charges:			
Nonallowable assets:			
Receivable from clearing company		(340)	(599)
Prepaid expenses and other assets, other receivables, and deferred tax assets		(889)	(1,013)
Other deductions:			
Fidelity bond		(301)	(297)
Unsecured debits		—	(1)
Haircuts		(67)	(70)
Net capital		2,184	1,599
Minimum required net capital		250	250
Excess net capital	$	1,934	1,349
Ratio of aggregate indebtedness to net capital		37%	143%
	or	0.37 to 1	1.43 to 1

There are no material differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17 A-5 (FOCUS filing) as of December 31, 2009 and 2008.

(Continued)

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements thereunder.

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), a wholly owned subsidiary of Holdings, Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee compensation and benefits. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. In addition, as compensation for referring clients to Trust, the Company is allocated a portion of fees earned by Trust. Revenues from asset-based fees included $1,414,000 and $1,441,000 in 2009 and 2008, respectively, related to these revenue sharing arrangements. The Company had a receivable from Trust in the amount of $10,000 at December 31, 2009, and a payable to Trust in the amount of $1,142,000 at December 31, 2008.

(8) Noncash Compensation Plans

The Board of Directors of Holdings has approved the issuance of options to purchase its common stock, the issuance of shares of common stock, and subordinated debentures convertible into its common stock, to certain key employees of the Company. Holdings made loans to the employees to fund the purchase of the common stock and debentures. In addition, Holdings made loans to certain employees pursuant to promissory notes upon the employees joining the Company. Compensation expense relating to loan forgiveness allocated to the Company by Holdings was $956,000 and $1,085,000 in 2009 and 2008, respectively.

Holdings has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by Holdings was $219,000 and $314,000 in 2009 and 2008, respectively.

Options to purchase common stock of Holdings have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2009	2008
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected volatility	37%	28%
Expected term (years)	7.0	7.0
Risk-free interest rate	3.07%	3.88 – 4.06%

The weighted average grant date fair value of options granted during the years 2009 and 2008 was $38.92 and $37.19, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $294,000 and $780,000, respectively.

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2007	146,762	$ 45.60
Granted	17,400	95.94
Exercised	(13,850)	(39.22)
Forfeited	(2,800)	(63.90)
Expired	—	—
Balance at December 31, 2008	147,512	51.77
Granted	9,650	93.75
Exercised	(5,400)	(39.22)
Forfeited	(650)	(68.32)
Expired	—	—
Balance at December 31, 2009	151,112	$ 54.75
Exercisable at December 31, 2009	103,925	$ 42.19

The weighted average remaining contractual term of options outstanding and options currently exercisable is 5.4 and 4.5 years, respectively.

The total compensation cost for options recognized was $401,000 and $372,000 in 2009 and 2008, respectively. At December 31, 2009, there was $870,000 of total unrecognized compensation cost related

(Continued)

to nonvested option awards. That cost is expected to be recognized over a weighted average period of 2.7 years.

(9) Income Taxes

Income tax expense was $585,000 and $1,423,000 for the years ended December 31, 2009 and 2008, respectively. The 2009 and 2008 income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

		2009	2008
Expected tax expense at 34% tax rate	$	454	1,173
Increase (reduction) in income taxes resulting from:			
Incentive stock option expense		67	73
Disqualifying stock option dispositions		(8)	(23)
50% meals and entertainment disallowance		15	16
State income taxes, net of federal income tax benefit		76	184
Other		(19)	—
Total tax expense	$	585	1,423

Income tax expense for the year ended December 31 consists of:

		Current	Deferred	Total
2009:				
Federal	$	485	(15)	470
State		119	(4)	115
	$	604	(19)	585

		Current	Deferred	Total
2008:				
Federal	$	1,291	(147)	1,144
State		315	(36)	279
	$	1,606	(183)	1,423

(Continued)

Deferred tax assets are comprised of the following at December 31, 2009 and 2008 (in thousands):

		2009	2008
Deferred tax assets:			
Deferred compensation	$	214	134
Employee loan forgiveness		197	341
Other		172	92
Gross deferred tax assets		583	567
Deferred tax liability – prepaid expenses		(36)	(39)
Net deferred tax asset	$	547	528

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Asset Based Fees

Effective June 30, 2009, the largest producer of the Company terminated employment and his managed accounts ceased producing asset based fees for the Company. Asset based fees related to the producer included in the statements of operations were approximately $4,420,000 and $8,337,000 in 2009 and 2008, respectively.

(11) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 26, 2010, the date at which the financial statements were issued, and determined there are no other items to disclose.

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 26, 2010

KPMG

BROWN ADVISORY SECURITIES, LLC

Report of Independent Registered Public Accounting Firm

December 31, 2009

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Brown Advisory Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065342 FINRA DEC
BROWN ADVISORY SECURITIES LLC 11*11
901 S BOND ST STE 400
BALTIMORE MD 21231-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 23,321.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (247.69)

Jan & July 2009
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 23,073.31

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 23,073.31

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 23,073.31

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Advisory Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,933,839
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,117,198
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	352,658
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,454
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	21,933
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Inactive Account Fees	19,859
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 90,495	
Enter the greater of line (i) or (ii)	90,495
Total deductions	2,605,596
2d. SIPC Net Operating Revenues	$ 9,328,243
2e. General Assessment @ .0025	$ 23,321

(to page 1 but not less than $150 minimum)

KPMG

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5)

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)